October 29, 2019

Via Edgar Only

United States Securities and Exchange Commission

Mail Stop 6010

Washington, D.C. 20549

Attention: Ms. Ada D. Sarmento

SEC Division of Corporation Finance

Re:	Northwest Biotherapeutics, Inc.

Registration Statement on Form S-3

Filed on October 18, 2019

File No. 333-234248

Dear Ms. Sarmento:

Please be advised that the undersigned is the duly elected Chief Executive Officer of Northwest Biotherapeutics, Inc. (the "Registrant"). Having been advised that the Commission has no further comments to the Registrant's Form S-3 Registration Statement (File No. 333-234248), the Registrant hereby requests acceleration of the effective date of the Registration Statement on Thursday, October 31, 2019 at 4:00 p.m., or as soon thereafter as practicable.

Should you have any questions in regard to this correspondence or any other matter relating to this Registrant’s filing, please do not hesitate to contact me.

Very truly yours,

/s/ Linda F. Powers

Linda F. Powers